Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

XPO, Inc. maintains approximately 95 subsidiaries. Set forth below are the names of certain wholly owned or at least 90% owned subsidiaries of XPO, Inc., as of December 31, 2023, that provide freight transportation or support services. The names of certain consolidated wholly or at least 90% owned subsidiaries that carry on the same line of business have been omitted.

Name	Country or State of Incorporation
XPO, Inc.	Delaware
XPO CNW, Inc.	Delaware
XPO Logistics Freight, Inc.	Delaware
XPO Enterprise Services, LLC	Delaware
XPO LTL Properties, LLC	Delaware
XPO Holdings UK I Limited	United Kingdom
XPO Logistics UK III Limited	United Kingdom
XPO Global Forwarding International	France
XPO Logistics Europe	France